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                         August 2, 2023

       Benjamin Sexson
       Chief Executive Officer
       Monogram Orthopaedics Inc.
       3913 Todd Lane
       Austin, TX 78744

                                                        Re: Monogram
Orthopaedics Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed July 27, 2023
                                                            File No. 333-273473

       Dear Benjamin Sexson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Conlon
Danberg at 202-551-4466 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Industrial Applications and

                         Services
       cc:                                              Dean M. Colucci, Esq.